                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No.  )*


                                 CERISTAR, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   15677V 10 1
                                 (CUSIP Number)


                                 JANUARY 3, 2003
             (Date of Event Which Requires Filing of this Statement)






Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     /___/     Rule  13d-1(b)
     /_X_/     Rule  13d-1(c)
     /___/     Rule  13d-1(d)



     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  No.  15677V  10  1

--------------------------------------------------------------------------------

1)     Names  of  Reporting  Persons.         SOVCAP EQUITY PARTNERS,  LTD.
       I.R.S.  Identification  Nos.  of  Above  Persons  (entities  only)

--------------------------------------------------------------------------------

2)     Check  the  Appropriate  Box  if  a  Member  of  a  Group     (a)  [  ]
       (See  Instructions)                                           (b)  [  ]

--------------------------------------------------------------------------------


3)     SEC  Use  Only

--------------------------------------------------------------------------------


4)     Citizenship  or  Place  of  Organization                         Bahamas

--------------------------------------------------------------------------------



     Number  of  Shares     5)     Sole  Voting Power                   430,137
     Beneficially           ---------------------------------------------------
     Owned  by  Each        6)     Shared  Voting  Power                      0
     Reporting              ---------------------------------------------------
     Person  With           7)     Sole  Dispositive  Power                   0
                            ---------------------------------------------------
                            8)     Shared  Dispositive  Power           430,137

--------------------------------------------------------------------------------

9)     Aggregate  Amount Beneficially Owned by Each Reporting Person     430,137


--------------------------------------------------------------------------------

10)     Check  if  the  Aggregate  Amount  in  Row  (9)  Excludes
        Certain  Shares  (See  Instructions)                               [  ]


--------------------------------------------------------------------------------

11)     Percent  of  Class  Represented  by  Amount  in  Row  9            7.3%


--------------------------------------------------------------------------------

12)     Type  of  Reporting  Person  (See  Instructions)                    PN


--------------------------------------------------------------------------------

 CUSIP  No.  15677V  10  1

--------------------------------------------------------------------------------

1)     Names  of  Reporting  Persons.    SOVCAP INVESTMENT MANAGEMENT GROUP, LLC
       I.R.S.  Identification  Nos.  of  Above  Persons  (entities  only)

--------------------------------------------------------------------------------

2)     Check  the  Appropriate  Box  if  a  Member  of  a  Group     (a)  [  ]
       (See  Instructions)                                           (b)  [  ]

--------------------------------------------------------------------------------


3)     SEC  Use  Only

--------------------------------------------------------------------------------


4)     Citizenship  or  Place  of  Organization                         Georgia

--------------------------------------------------------------------------------



     Number  of  Shares     5)     Sole  Voting Power                         0
     Beneficially           ---------------------------------------------------
     Owned  by  Each        6)     Shared  Voting  Power                      0
     Reporting              ---------------------------------------------------
     Person  With           7)     Sole  Dispositive  Power                   0
                            ---------------------------------------------------
                            8)     Shared  Dispositive  Power           430,137

--------------------------------------------------------------------------------

9)     Aggregate  Amount Beneficially Owned by Each Reporting Person     430,137


--------------------------------------------------------------------------------

10)     Check  if  the  Aggregate  Amount  in  Row  (9)  Excludes
        Certain  Shares  (See  Instructions)                               [  ]


--------------------------------------------------------------------------------

11)     Percent  of  Class  Represented  by  Amount  in  Row  9            7.3%


--------------------------------------------------------------------------------

12)     Type  of  Reporting  Person  (See  Instructions)                    OO


--------------------------------------------------------------------------------

CUSIP  No.  15677V  10  1

--------------------------------------------------------------------------------

1)     Names  of  Reporting  Persons.    PAUL HAMM
       I.R.S.  Identification  Nos.  of  Above  Persons  (entities  only)

--------------------------------------------------------------------------------

2)     Check  the  Appropriate  Box  if  a  Member  of  a  Group     (a)  [  ]
       (See  Instructions)                                           (b)  [  ]

--------------------------------------------------------------------------------


3)     SEC  Use  Only

--------------------------------------------------------------------------------


4)     Citizenship  or  Place  of  Organization                   United States

--------------------------------------------------------------------------------



     Number  of  Shares     5)     Sole  Voting Power                     8,464
     Beneficially           ---------------------------------------------------
     Owned  by  Each        6)     Shared  Voting  Power                      0
     Reporting              ---------------------------------------------------
     Person  With           7)     Sole  Dispositive  Power               8,464
                            ---------------------------------------------------
                            8)     Shared  Dispositive  Power           430,137

--------------------------------------------------------------------------------

9)     Aggregate  Amount Beneficially Owned by Each Reporting Person     438,601


--------------------------------------------------------------------------------

10)     Check  if  the  Aggregate  Amount  in  Row  (9)  Excludes
        Certain  Shares  (See  Instructions)                               [  ]


--------------------------------------------------------------------------------

11)     Percent  of  Class  Represented  by  Amount  in  Row  9            7.4%


--------------------------------------------------------------------------------

12)     Type  of  Reporting  Person  (See  Instructions)                    IN


--------------------------------------------------------------------------------

CUSIP  No.  15677V  10  1

--------------------------------------------------------------------------------

1)     Names  of  Reporting  Persons.                              PETER MARTIN
       I.R.S.  Identification  Nos.  of  Above  Persons  (entities  only)

--------------------------------------------------------------------------------

2)     Check  the  Appropriate  Box  if  a  Member  of  a  Group     (a)  [  ]
       (See  Instructions)                                           (b)  [  ]

--------------------------------------------------------------------------------


3)     SEC  Use  Only

--------------------------------------------------------------------------------


4)     Citizenship  or  Place  of  Organization                    United States

--------------------------------------------------------------------------------



     Number  of  Shares     5)     Sole  Voting Power                         0
     Beneficially           ---------------------------------------------------
     Owned  by  Each        6)     Shared  Voting  Power                      0
     Reporting              ---------------------------------------------------
     Person  With           7)     Sole  Dispositive  Power                   0
                            ---------------------------------------------------
                            8)     Shared  Dispositive  Power           430,137

--------------------------------------------------------------------------------

9)     Aggregate  Amount Beneficially Owned by Each Reporting Person     430,137


--------------------------------------------------------------------------------

10)     Check  if  the  Aggregate  Amount  in  Row  (9)  Excludes
        Certain  Shares  (See  Instructions)                               [  ]


--------------------------------------------------------------------------------

11)     Percent  of  Class  Represented  by  Amount  in  Row  9            7.3%


--------------------------------------------------------------------------------

12)     Type  of  Reporting  Person  (See  Instructions)                    IN


--------------------------------------------------------------------------------

ITEM  1.

(A)     NAME  OF  ISSUER

Ceristar,  Inc(the  "Issuer").

(B)     ADDRESS  OF  ISSUER'S  PRINCIPAL  EXECUTIVE  OFFICE

50  West  Broadway,  Suite  1100,  Salt  Lake  City,  Utah  84119

ITEM  2.

(A)     NAME  OF  PERSONS  FILING

SovCap Equity Partners, Ltd. ("SovCap EP"), SovCap Investment Management Group, LLC. ("SovCap IMG"), Paul Hamm ("Hamm") and Peter Martin ("Martin"). SovCap IMG is the asset manager of SovCap EP and has shared dispositive power (but not voting power) with respect to the shares of Common Stock owned by SovCap EP. Hamm and Martin are the managing members of SovCap IMG and as such may be deemed to beneficially own any shares beneficially owned by SovCap IMG. Other than 8,464 shares of Common Stock owned directly by Hamm, neither SovCap IMG, Hamm or Martin beneficially owns any shares of Common Stock, other than the shares of Common Stock owned by SovCap EP, over which they have shared dispositive power. Each of SovCap IMG, Hamm and Martin disclaim beneficial ownership of the shares held by SovCap EP.

(B)  ADDRESS  OF  PRINCIPAL  BUSINESS  OFFICE  OR  IF  NONE,  RESIDENCE

The principal business office of SovCap EP is Cumberland House, #27 Cumberland Street, P.O. Box N-10818, Nassau, New Providence, The Bahamas.

The principal business office of each of SovCap IMG, Hamm and Martin is 10 Glenlake Parkway, Suite 130, Atlanta, Georgia 30328.


(C)     CITIZENSHIP

SovCap Equity Partners, Ltd. is a Bahamas limited partnership. SovCap Investment Management Group, LLC is a Georgia limited liability company. Hamm and Martin are citizens of the United States.

(D)  TITLE  OF  CLASS  OF  SECURITIES

Common  stock,  par  value  $.001  (the  "Common  Stock").

(E)     CUSIP  NUMBER

15677V  10  1

ITEM  3.

     If this statement is filed pursuant to rule 240.13d- 1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

     (a)  ___ Broker or dealer registered under section 15 of the Act (15 U.S.C.
          78o).

     (b)  ___  Bank  as  defined  in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) ___ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) ___ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e)  ___  An investment adviser in accordance with 240.13d- 1(b)(1)(ii)(E).

     (f) ___ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

     (g) ___ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

     (h) ___ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

     (i) ___ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

     (j)  ___  Group,  in  accordance  with  section  240.13d-1(b)(1)(ii)(J).


ITEM  4.     OWNERSHIP.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount  beneficially  owned:

          SovCap EP, SovCap IMG and Martin beneficially own 430,137 shares of Common Stock, consisting of 286,192 shares of Common Stock owned directly by SovCap EP, 57,912 shares of Common Stock purchased by SovCap EP but for which certificates have not yet been issued and 86,033 shares of Common Stock which SovCap EP has the right to acquire upon exercise of warrants (for which certificates have not yet been issued).

          Hamm beneficially own 438,601 shares of Common Stock, consisting of 286,192 shares of Common Stock owned directly by SovCap EP, 57,912 shares of Common Stock purchased by SovCap EP but for which certificates have not yet been issued and 86,033 shares of Common
          Stock which SovCap EP has the right to acquire upon exercise of warrants (for which certificates have not yet been issued) and 8,464 shares owned directly by Hamm (including shares for which certificates have not yet been issued)

     (b) Percent of class: See Item 11 of the Cover Pages to this Schedule 13G. The foregoing is based on 5,845,309 shares outstanding on January 15, 2003 as supplied by the Issuer

     (c)  Number  of  shares  as  to  which  the  person  has:

     (i)  Sole  power  to  vote  or  to direct the vote: See Item 5 of the Cover
          Pages  to  this  Schedule  13G

     (ii) Shared power to vote or to direct the vote: See Item 6 of the Cover Pages to this Schedule 13G

     (iii) Sole power to dispose or to direct the disposition of: See Item 7 of the Cover Pages to this Schedule 13G

     (iv) Shared power to dispose or to direct the disposition of: See Item 8 of the Cover Pages to this Schedule 13G

ITEM  5.     OWNERSHIP  OF  FIVE  PERCENT  OR  LESS  OF  A  CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /___/.

ITEM  6.  OWNERSHIP  OF  MORE  THAN  FIVE PERCENT ON BEHALF OF ANOTHER PERSON

          Not  Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          Not  applicable.

ITEM  8.  IDENTIFICATION  AND  CLASSIFICATION  OF  MEMBERS  OF  THE  GROUP

          Not  applicable

ITEM  9.  NOTICE  OF  DISSOLUTION  OF  GROUP

          Not  applicable.

ITEM  10.     CERTIFICATION.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated:     January  31,  2003

                                   SOVCAP  EQUITY  PARTNERS,  LTD.


                                   By:  /s/  Barry  Herman
                                        ----------------------------
                                        Name:  Barry  W  Herman
                                        Title: Director


                                   SOVCAP  INVESTMENT
                                   MANAGEMENT  GROUP,  LLC.


                                   By:  /s/  Paul  Hamm
                                        ---------------------------
                                       Name:  Paul  Hamm
                                       Title: Managing  Member



                                        /s/  Paul  Hamm
                                        ---------------------------
                                         Paul  Hamm


                                       /s/  Peter  Martin
                                        --------------------------
                                         Peter  Martin

                                                                       EXHIBIT 1

                       AGREEMENT TO FILE A JOINT STATEMENT

     By their signatures, the undersigned agree to file a joint Schedule 13G and understand that such statement is filed by or on behalf of each of them.


Dated:  January  31,  2003


                                   SOVCAP  EQUITY  PARTNERS,  LTD.


                                   By:  /s/  Barry  Herman
                                        ----------------------------
                                        Name:  Barry  W  Herman
                                        Title: Director


                                   SOVCAP  INVESTMENT
                                   MANAGEMENT  GROUP,  LLC.


                                   By:  /s/  Paul  Hamm
                                        ---------------------------
                                       Name:  Paul  Hamm
                                       Title: Managing  Member



                                        /s/  Paul  Hamm
                                        ---------------------------
                                         Paul  Hamm


                                       /s/  Peter  Martin
                                        --------------------------
                                         Peter  Martin